Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
BIO-PATH HOLDINGS, INC.
(a Delaware corporation)

Bio-Path Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.           This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on December 31, 2014 (the “Certificate of Incorporation”).

2.           The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the DGCL setting forth a proposed amendment to the Certificate of Incorporation and declaring said amendment to be advisable. The amendment amends the Certificate of Incorporation as follows:

Section 4.01 of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

“The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Ten Million (210,000,000), of which Two Hundred Million (200,000,000) shall be designated as Common Stock, par value $0.001 per share (“Common Stock”), and Ten Million (10,000,000) shall be designated as Preferred Stock, par value $0.001 per share (“Preferred Stock”).

Effective as of 5:00 p.m. Eastern Time on February 8, 2018 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). There shall be no fractional shares issued in connection with the Reverse Stock Split. A holder of record of Common Stock at the Effective Time who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive one full share. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests described above.”

3.           The requisite stockholders of the Corporation have duly approved this Certificate of Amendment in accordance with Section 242 of the DGCL.

4.           This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on February 8, 2018.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed as of the date set forth below.

Dated: February 7, 2018	BIO-PATH HOLDINGS, INC.

	By:	/s/ Peter H. Nielsen
Name: Peter H. Nielsen Title: President and Chief Executive Officer